SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Notice to the Market dated October 20, 2009

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer’s ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (NIRE): 35.300.177.045

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3), in response to the article published by Agência Estado, entitled “Cosan deve formar holding até fim do ano” (“Cosan to set up holding company by year-end”), hereby announces that it has no intention of creating a holding company or of implementing a corporate restructuring that would alter the current ownership structure. As the market knows, the Company is formed of several business units, including Rumo Logística, Radar Propriedades Agrícolas, Cosan Combustíveis e Lubrificantes, Sugar and Ethanol, and Bioenergy. The changes that have been introduced into the Company and its subsidiaries have a purely organizational nature and are aimed at professionalizing administration and creating an independent management structure for each business unit, all of which will remain under the control of Cosan S.A.

It is worth emphasizing that the Company has been analyzing several funding possibilities for Rumo Logística, as stated in the Material Fact dated as of March 9, 2009, including direct investments through the acquisition of a minority interest in the business unit by third parties.

São Paulo, October 20, 2009

Marcelo Martins
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 21, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer